Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

dated as of

January 6, 2003

by and between

SkinMedica, Inc.

and

Advanced Tissue Sciences, Inc.

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1

ARTICLE II SALE AND PURCHASE OF ASSETS; CLOSING		8
2.1	Asset Purchase.	8
2.2	Excluded Assets.	8
2.3	Assumption of Liabilities.	9
2.4	Consideration.	9
2.5	The Closing.	11
2.6	Sales and Use Tax.	11
2.7	Assignability and Consents.	11

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE SELLER		11
3.1	Organization and Qualification.	12
3.2	Authority; No Breach.	12
3.3	Assets.	13
3.4	Intellectual Property.	13
3.5	Contracts and Commitments.	14
3.6	Inventory.	15
3.7	Equipment.	15
3.8	Litigation and Regulatory Action.	15
3.9	Employees.	16
3.10	Conduct of Business.	16
3.11	Finders.	16
3.12	Absence of Certain Changes or Events.	16
3.13	Labor Matters.	16
3.14	No Other Warranties.	16

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER		17
4.1	Organization and Qualification.	17
4.2	Authority; No Breach.	17
4.3	Litigation.	18
4.4	Financing.	18
4.5	Equity Securities.	18
4.6	Finders.	18

ARTICLE V COVENANTS		19
5.1	Filings and Authorizations.	19
5.2	Further Assurances; Cooperation.	19
5.3	Access.	19
5.4	Regulatory Matters.	20
5.5	Non-Competition and Non-Solicitation.	20
5.6	Termination and Rejection of Contracts	20
5.7	Nouricel Supply Matters	20

ARTICLE VI CONFIDENTIALITY		21

6.1	Confidential Information.	21
6.2	Public Announcements.	21

ARTICLE VII ACTIONS PRIOR TO THE CLOSING DATE		22
7.1	Investigation of the Business by Buyer.	22
7.2	Preserve Accuracy of Representations and Warranties.	22
7.3	Consents of Third Parties; No Seller Defaults, Governmental Approvals.	22
7.4	Notification of Certain Matters	23
7.5	New Contracts and Other Assets	23
7.6	Operations Prior to the Closing Date.	23
7.7	Insurance.	24
7.8	Bankruptcy Court Approvals.	24
7.9	Delivery of Disclosure Schedule.	24
7.10	Certain Intellectual Property Matters.	24
7.11	Termination of Current Agreements; Suspension of Certain Payments.	24
7.12	Taxes.	25

ARTICLE VIII CONDITIONS TO CLOSING		26
8.1	Conditions Precedent to Obligations of Buyer.	26
8.2	Conditions Precedent to Obligations of the Seller.	28

ARTICLE IX TERMINATION		29
9.1	Termination.	29
9.2	Effect of Termination.	30

ARTICLE X INDEMNIFICATION		30
10.1	Survival of Representations and Warranties.	30

ARTICLE XI MISCELLANEOUS		31
11.1	Expenses.	31
11.2	Amendment.	31
11.3	Entire Agreement.	31
11.4	Waivers.	31
11.5	Notices.	31
11.6	Counterparts.	32
11.7	Governing Law.	32
11.8	Binding Effect; Third Party Beneficiaries; Assignment.	32
11.9	Severability.	32
11.10	Headings.	33
11.11	No Agency.	33
11.12	Interpretation.	33
11.13	Schedules, Exhibits and Other Agreements.	33

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Agreement”) is made and entered into as of January 6, 2003 by and between SkinMedica, Inc., a Delaware corporation (“Buyer”) and Advanced Tissue Sciences, Inc., a Delaware corporation (“Seller”).

WHEREAS, subject to the terms and conditions of this Agreement, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Purchased Assets (as defined below).

NOW, THEREFORE, IN CONSIDERATION OF THE FOREGOING, OF THE REPRESENTATIONS, WARRANTIES, COVENANTS AND MUTUAL AGREEMENTS HEREINAFTER CONTAINED, AND OF OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, THE PARTIES AGREE AS FOLLOWS:

ARTICLE I

DEFINITIONS

The terms defined in this Article I, whenever used herein (including without limitation the Exhibits and Schedules hereto), shall have the following meanings for all purposes of this Agreement:

“ATS Business” means any business engaged in by Seller or its Affiliates other than the Business.

“Affiliate” means, with respect to any Person, any other Person which controls, is controlled by or is under common control with such Person. A Person shall be regarded as in control of another entity if it owns or controls, directly or indirectly, (a) in the case of corporate entities at least fifty percent (50%) (or the maximum ownership interest permitted by law) of the equity securities in the subject entity entitled to vote in the election of directors and (b) in the case of an entity that is not a corporation, at least fifty percent (50%) (or the maximum ownership interest permitted by law) of the equity securities or other ownership interests with the power to direct the management and policies of such subject entity or entitled to elect the corresponding management authority; provided, however, that the term “Affiliate” shall not include subsidiaries or other entities in which a party or its Affiliates owns a majority of the ordinary voting power necessary to elect a majority of the board or directors or other governing board, but is restricted from electing such majority by contract or otherwise, until such time as such restrictions are no longer in effect.

“Agreement” has the meaning set forth in the Preamble hereto.

“Assumed Contracts” means those Contracts listed in Schedule 3.5 of Seller’s Disclosure Schedule and designated by Buyer as “Assumed Contracts” for purposes of this Agreement.

“Assumed Liabilities” has the meaning set forth in Section 2.3 hereof.

“Auction” means the auction conducted pursuant to the Sales Procedure Order.

“Bankruptcy Code” means 11 U.S.C. §§ 101 et seq.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of California or any other court of competent jurisdiction agreed to by Buyer and Seller.

“Bankruptcy Court Order” means a final, non-appealable order of the Bankruptcy Court approving this Agreement and the Operative Documents, and authorizing, pursuant to all applicable sections of the Bankruptcy Code, all of the transactions and agreements contemplated hereby, which order shall not have been stayed, vacated or otherwise rendered ineffective, and with respect to which no appeal shall be pending and all applicable periods for appeal shall have expired, and which includes the following provisions:

(i) a finding that all parties in interest, including each Person known to Seller to have any ownership interest in or lien on the Purchased Assets, have been given proper and adequate notice of the motion seeking entry of the Bankruptcy Court Order and of the hearing on the motion;

(ii) approval of Seller’s assignment to Buyer of the Assumed Contracts, and Buyer’s assumption of the Assumed Contracts, in accordance with Section 365 of the Bankruptcy Code;

(iii) a provision that authorizes the sale of the Purchased Assets to Buyer free and clear of all Encumbrances (other than Permitted Encumbrances and Assumed Liabilities); and

(iv) a finding that Buyer has acted in good faith within the meaning of Section 363(m) of the Bankruptcy Code.

“Bankruptcy Proceedings” means the bankruptcy proceedings in the Bankruptcy Court under case number 02-09988-M11, involving Seller as a debtor.

“Bidding Procedures” means the bidding procedures set forth in Exhibit A, which shall include the following terms, among others: (i) any competing bidder for the Purchased Assets shall offer not less than $500,000 over Buyer’s proposed consideration of $7,000,000; and (ii) any such bid must be accompanied by a form of purchase agreement that is not materially more burdensome than the terms of this Agreement and may not be conditioned upon the outcome of unperformed due diligence by the bidder.

“Books and Records” means all Permits, files, documents, instruments, papers, promotional material, books and records owned by Seller or an Affiliate of Seller to the extent they relate to, or are used or held for use in, the Business, including any pricing lists, customer lists, vendor lists, financial data, documentation relating to the Transferred Intellectual Property, regulatory files, clinical data, correspondence with the FDA or any other Person, medical vigilance records, product specifications and correspondence with Seller’s FDA regulatory legal counsel, but, subject to Section 2.6 hereof, excluding any such items to the extent that (i) any applicable law prohibits their transfer or (ii) any transfer thereof by Seller or any of its Affiliates would constitute a material contractual violation.

“Break-up Fee” has the meaning set forth in Section 9.2(b) hereof.

“Business” means the activities of developing, manufacturing, marketing and selling Products.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by law to be closed.

“Buyer” has the meaning given to it in the caption hereof.

“Buyer’s Disclosure Schedule” has the meaning set forth in the preamble to Article IV of this Agreement.

“Cash Payment” has the meaning set forth in Section 2.4(a)(i) hereof.

“Claims” means all rights, claims or causes of action against third parties to the extent related to the Business and as set forth on Schedule 1.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means the second Business Day after the satisfaction or waiver of the conditions set forth in Article VIII hereto, or such other date as the parties may mutually agree, upon which the Closing takes place.

“Code” means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

“Confidential Information” has the meaning set forth in Section 6.1(b) hereof.

“Consent” means any consent, approval, authorization, license or order of, registration, declaration or filing with, or notice to, or waiver from, any federal, state, local, foreign or other Governmental and Regulatory Authority or any Person, including, without limitation, any security holder or creditor which is necessary to be obtained, made or given in connection with the execution and delivery of this Agreement and/or any Operative Document, the performance by a Person of its obligations hereunder and/or thereunder and the consummation of the transactions contemplated hereby and/or thereby.

“Contracts” means all contracts, agreements, leases, subleases, licenses, sublicenses, permits, evidences of indebtedness, mortgages, indentures, notes, bonds, concessions, franchises, security agreements, joint settlement agreements, commitments, indemnities, assignments, understandings and arrangements, whether written or oral.

“Copyrights” means United States and foreign copyrights, copyrightable works mask works, whether registered or unregistered, and pending applications to register the same.

“DL&S Agreement” has the meaning set forth in Section 7.11(a) hereof.

“Disclosing Party” has the meaning set forth in Section 6.1(a) hereof.

“Domain Names” means any alphanumeric designation registered with or assigned by a domain name registrar, registry, or domain name registration authority as part of an electronic address on the Internet. A Domain Name may, or may not, also be a Trademark.

“Encumbrance” means any security interests, liens (statutory or otherwise), pledges, levies, charges, escrows, encumbrances, options, license, rights of first refusal, transfer restrictions, conditional sale contracts, title retention contracts, mortgages, hypothecations, indentures, deeds of trust, security agreements, and any easements, covenants, restrictions, rights of way or defects in title or other Contracts or obligations to give any of the foregoing in the future.

“Equity Securities” has the meaning set forth in the Promissory Note.

“Excluded Assets” has the meaning set forth in Section 2.2 hereof.

“Excluded Contracts” means all Contracts relating to, or used or held for use in, the Business that are not designated by Buyer as “Assumed Contracts” for purposes of this Agreement.

“FDA” means the United States Food and Drug Administration.

“Governmental and Regulatory Authority” means any federal, state, local or foreign government, political subdivision, legislature, court, agency, department, bureau, commission or other governmental regulatory authority, body or instrumentality, including, without limitation, the FDA.

“Intellectual Property” means Copyrights, Patents, Trademarks, Trade Secrets, Know-How and Domain Names, and any Contract that relates to any of the foregoing.

“Intellectual Property License Agreement” has the meaning set forth in Section 7.10(a) hereof.

“Inventory” means all inventory owned as of the Closing by Seller or any Affiliate thereof of finished Product, or works in progress, sub-assemblies, samples, supplies, packaging materials or raw materials wherever located to the extent they relate to, or are used or held for use in the manufacture of finished Product, or other materials included in the inventory of the Business.

“Know-How” means designs, plans, ideas, concepts, inventions, processes, specifications for the Product, manufacturing, engineering and other manuals and drawings, standard operating procedures, formulae, flow diagrams, chemical, pharmacological, toxicological, pharmaceutical, physical, analytical, safety, quality assurance, quality control and clinical data, technical information, research records and other know-how related to the Business.

“Knowledge,” with respect to any Person, means the actual knowledge of the senior management of such Person.

“Manufacturing and Supply Agreement” has the meaning set forth in Section 8.1(h) hereof.

“Marks” has the meaning as set forth in Section 3.4(c)(iii) hereof.

“Method Patent” means United States Patent Application 09/313,538, now United States Patent Number 6,372,494 B1 (the “‘494 Patent”) and all United States patent applications and patents, all international applications, and all foreign applications and foreign patents (including PCT Application PCT/US00/13016, Australian Patent Application 200048430, Brazilian Patent Application PI0010568, Canadian Patent Application 2,373,302, Chinese Patent Application 00810345.3, European Patent Application 00930643.3, Hungarian Patent Application P0201887, Japanese Patent Application 12-617908, Mexican Patent Application 2001/011487, Russian Federation Patent Application 2001133453) that claim priority from the ‘494 Patent, including all divisions, renewals, continuations, continuations-in-part, extensions, substitutions or equivalent international intellectual property assets.

“Material Adverse Effect” means any fact, condition, change or event that could reasonably be expected to, individually or in the aggregate, materially and adversely affect the Purchased Assets or the operations or financial condition of the Business, except to the extent that any such fact, condition, change or event results from or arises out of (i) changes in general economic conditions or (ii) changes affecting the industry in which the Business operates generally.

“Material Adverse Effect on Buyer” means any fact, condition, change or event that could reasonably be expected to, individually or in the aggregate, materially and adversely affect the ability of Buyer to consummate the transactions contemplated hereby.

“Non-disclosing Party” has the meaning set forth in Section 6.1(a) hereof.

“Operative Document” means any agreement, instrument or other document to be executed and delivered in connection with the consummation of the transactions contemplated by this Agreement.

“Option” has the meaning set forth in Section 7.11(a) hereof.

“Patent” means United States and foreign patents, patent applications, provisional applications, continuations, continuations-in-part, divisions, reissues, renewals, extensions, patent disclosures, inventions (whether or not patentable or reduced to practice) or improvements thereto (such patent disclosures, inventions and improvements include only those made prior to the Closing Date).

“Permits” means all licenses, certificates of authority, permits, orders, Consents, approvals, registrations, local siting approvals, authorizations, qualifications and filings under any federal, state or local laws or with any Governmental and Regulatory Authorities.

“Permitted Encumbrance” means any minor imperfection of title or similar Encumbrance that individually or in the aggregate would not have a Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization or other entity, or any Governmental and Regulatory Authority or quasi-governmental body or regulatory authority.

“Product” means the NouriCel™ product, NouriCel-MD™ product and similar solutions of varying degrees of potency.

“Product Data” means all toxicology, pre-clinical, clinical, and manufacturing information and data, and all submissions and correspondence with or to any Governmental and Regulatory Authority regarding any Product, or with any Governmental and Regulatory Authority regarding any Product, all as any of the above may be in Seller’s or any of Seller’s Affiliates’ possession or control, including but not limited to validation data and documentation supporting the Product manufacturer’s process of manufacturing the Product.

“Promissory Note” has the meaning set forth in Section 2.4(a)(ii) hereof.

“Purchase Price” has the meaning set forth in Section 2.4(a) hereof.

“Purchased Assets” means, subject to Section 2.6 hereof: (i) the Transferred Intellectual Property; (ii) the Assumed Contracts; (iii) the Books and Records; (iv) the Inventory; (v) the Product Data; (vi) the Purchased Equipment; and (vii) the Claims.

“Purchased Equipment” has the meaning set forth in Section3.7(a) hereof.

“Representatives” mean with respect to any Person such Person and its officers, employees, agents, counsel, accountants, financial advisors, consultants and other representatives.

“Retained Patents” mean United States Patent Nos. 4,963,489 (the “‘489 Patent”) and 5,266,480 (the “‘480 Patent”), and all other United States patent applications and patents, all international applications, and all foreign applications and foreign patents, including all divisions, renewals, continuations, continuations-in-part, extensions, substitutions or equivalent international intellectual property assets, owned in part or in whole by Seller that claim priority from the ‘489 Patent or the ‘480 Patent, or both, or that claim subject matter necessary to make, use, offer for sale, sell or import any material, substance or composition, or any combination of the foregoing (including, without limitation, the Product) to the extent necessary to operate the Business, in each case in the Territory, other than the Method Patent.

“S&N/ATS Supply Agreement” has the meaning set forth in Section 5.7 hereof.

“Sale Approval Order” has the meaning specified in the Bidding Procedures.

“Sale Motion” means a motion filed with the Bankruptcy Court seeking entry of the Sales Procedure Order.

“Sale Procedures Order” means a final, non-appealable order entered by the Bankruptcy Court setting forth the procedures for the sale contemplated by this Agreement.

“Seller” has the meaning given to it in the caption hereof.

“Seller’s Disclosure Schedule” has the meaning set forth in the preamble to Article III of this Agreement.

“Smith & Nephew” means Smith & Nephew Wound Management (La Jolla) or any Affiliate thereof.

“Tax” means (i) any federal, state, local or foreign net income, alternative or add-on minimum, ad valorem, value-added, gross income, gross receipts, windfall profits, severance, production, environmental, property, sales, use, transfer, stamp, gains, license, excise, employment, payroll, withholding or minimum tax, or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental and Regulatory Authority; and (ii) any liability of any Seller for the payment of amounts of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation of any Seller under any tax sharing arrangement or tax indemnity agreement.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Territory” means the worldwide cosmetic and aesthetic market for dermatological and aesthetic applications regardless of regulatory designation or jurisdiction, including without limitation, cosmetic skin care and hair growth applications, but not including the market for cosmetic surgery for skin tissue defects or post–surgical skin tissue or post-trauma skin tissue rehabilitation, medical care and treatment of skin tissue wounds, humans or ostomy applications.

“Trade Secrets” means confidential ideas, trade secrets, know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans, product specifications, supplier lists or other proprietary information.

“Trademarks” means United States, state and foreign trademarks, service marks, logos, trade dress, trade names and Domain Names (including all assumed or fictitious names under which the Business has been conducted), whether registered or unregistered and pending applications to register the foregoing, and all goodwill associated therewith.

“Transfer Taxes” has the meaning set forth in Section 7.12(b) hereof.

“Transferred Intellectual Property” means the Method Patent, Marks and other Intellectual Property owned in part or in whole by Seller or its Affiliates to the extent such Intellectual Property relates to, or is used or held for use in, the Business but not including the Retained Patents licensed to Buyer under the Intellectual Property License Agreement as set forth in Section 7.10(a).

“Trust” has the meaning set forth in Section 2.4(a) hereof.

ARTICLE II

SALE AND PURCHASE OF ASSETS; CLOSING

2.1 Asset Purchase.

(a) Subject to the terms and conditions of this Agreement, at the Closing, Seller shall, or shall cause its relevant Affiliates to, sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller and such Affiliates of Seller, all of Seller’s and each such Affiliate’s right, title and interest, as of the Closing, in and to the Purchased Assets.

(b) Notwithstanding anything contained in this Agreement to the contrary, (i) from and after the Closing, Seller and its Affiliates shall retain all of their right, title and interest in and to the Excluded Assets, and (ii) Seller may retain an archival copy for purposes of regulatory compliance of all documents or materials sold, transferred, assigned, conveyed or delivered to the Buyer hereunder; provided that Seller’s use of such copy shall be subject to the confidentiality provisions of Article VI of this Agreement.

2.2 Excluded Assets.

Buyer shall not acquire any right, title or interest in any assets or properties of the Seller or any of its Affiliates other than the Purchased Assets or under the Intellectual Property License Agreement (the “Excluded Assets”). Excluded Assets shall include, but not be limited to, the following assets and properties:

(a) all cash, cash equivalents, accounts receivable, deposits and prepaid expenses of Seller relating to the Business;

(b) any claims that Seller may have against any of its respective current or former Representatives;

(c) any books, records, files, customer lists, research and development files, records and laboratory books and credit records of customers if and to the extent Seller is required by law to retain such books, records, files or lists; provided that Buyer shall be entitled to receive copies of any such items to the extent they relate to, or are used or held for use in, the Business, Purchased Assets or Assumed Liabilities and to the extent that the provision of such copies is not otherwise prohibited by law;

(d) all Excluded Contracts;

(e) all Contracts of insurance held by Seller; provided that nothing herein shall diminish or reduce Buyer’s rights under Seller’s Contracts of insurance under which Buyer is named as an additional insured or otherwise entitled to benefits pursuant to Section 9.9 of the DL&S Agreement;

(f) any Intellectual Property which is not directly related to, or used or held for use in, the Business in any respect; and

(g) the Retained Patents.

2.3 Assumption of Liabilities.

Buyer shall not be liable for, and is not assuming, any liabilities of the Seller or its Affiliates whatsoever, whether related or unrelated to the Purchased Assets or the Business, other than (i) liabilities of the Seller accruing or arising after the Closing under the Assumed Contracts, and not arising out of a breach or default of Seller or Seller’s Affiliates under any of such Assumed Contracts on or prior to the Closing, (ii) all accounts payable incurred by Buyer with respect to the Business subsequent to the Closing, and (iii) all other liabilities and obligations incurred by Buyer after the date and time of the Closing related to the ownership of the Purchased Assets or operation of the Business (such liabilities set forth in (i) through (iii), the “Assumed Liabilities”). After the date and time of the Closing, Buyer agrees to assume, satisfy, perform, pay, discharge and otherwise be responsible for the Assumed Liabilities.

2.4 Consideration.

(a) The purchase price (the “Purchase Price”) for the Purchased Assets shall consist of:

(i) A cash payment at Closing in the amount of Five Million Dollars ($5,000,000) (“Cash Payment”); and

(ii) A secured promissory note of Buyer in the amount of Two Million Dollars ($2,000,000) payable to Seller and assignable to Seller’s designated liquidating trust or other entities as specified, if applicable, in the form attached hereto as Exhibit B (“Promissory Note”) and reasonably agreeable to Seller, which shall include the following terms, among others:

•	Interest rate. The Promissory Note will bear interest at a rate of 8% per annum, payable upon maturity.

•	Maturity. The Promissory Note will mature two (2) years after the Closing.

•	Security. The Promissory Note will be secured by the Purchased Assets.

•	Prepayment. At Buyer’s option, the Promissory Note and any accrued interest thereunder may be prepaid, in whole or in part, at any time.

•	Payment method. The Promissory Note will be payable in cash or, at Buyer’s option, in common stock or other equity securities (or a combination of the foregoing), provided that such common stock or other equity securities are publicly traded or otherwise liquid (whether as a result of Buyer’s public offering in the interim or another liquidation event involving Buyer (e.g., sale or acquisition of Buyer by a public company)). Such common stock or other equity securities would be valued at the fair market value thereof at the time of payment.

•	Cancellation. The Promissory Note will be canceled if on or prior to its maturity:

(a) there has been a material delay or interruption in the marketing, sale, supply or production of the Product or any products derived from the Product (e.g., TNS Recovery Complex™) (to be defined as a period of ninety (90) days or more during the term of the Promissory Note) despite the reasonable commercial efforts of Buyer to prevent such a delay or interruption, and

(b) if such delay or interruption is the result of (1) any action taken by the FDA or other applicable government agency, including a request for clinical trials or (2) a breach by Seller of the representations in Section 3.4 below (e.g., patent infringement).

•	Transfer restrictions. Neither the Promissory Note nor any interest therein may be transferred, sold, syndicated, assigned or pledged prior to its maturity, except for the transfer of the Promissory Note by Seller to its liquidating trust in connection with Seller’s bankruptcy proceedings (the “Trust”). The Trust may seek to monetize the Promissory Note in the reasonable business judgment of its trustee, provided that (i) the Promissory Note shall be transferred in its entirety or, if transferred in part, to not more than four parties and (ii) Buyer is afforded the right of first refusal to purchase the Promissory Note on the same terms as offered to any third party (such right to be exercised by Buyer within ten (10) days of notice from the Trust, and, if exercised, such repurchase of the Promissory Note by Buyer to close within the following twenty (20) days).

(iii) Assumption of the Assumed Liabilities.

(b) The Purchase Price shall be allocated among the Purchased Assets in a manner consistent with Section 1060 of the Code and as mutually agreed to by Buyer and Seller.

(c) On the Closing Date, payment of the Purchase Price shall be made to the Seller by (i) delivery of the Cash Payment by wire transfer of immediately available funds to the account or accounts designated in writing by the Seller and (ii) delivery of the Promissory Note to Seller.

2.5 The Closing.

The Closing shall take place as promptly as practicable, but no later than two (2) Business Days following satisfaction or waiver of the conditions set forth in Article VIII hereof.

2.6 Sales and Use Tax.

Buyer shall be responsible for all sales and use taxes, if any, arising out of the sale of the Purchased Assets to Buyer pursuant to this Agreement. Buyer hereby waives compliance by Seller with the provisions of the bulk transfer laws of any state.

2.7 Assignability and Consents.

Notwithstanding anything to the contrary in this Agreement, if the sale, assignment, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to Buyer of any asset that would be a Purchased Asset is (a) prohibited by any applicable law or (b) would require any Consents from a third Person or Governmental and Regulatory Authority and such Consents shall not have been obtained prior to the Closing, then in either case the Closing shall proceed without the sale, assignment, transfer, conveyance or delivery of such asset and this Agreement shall not constitute an agreement for the sale, assignment, transfer, conveyance or delivery of such asset; provided that nothing in this Section 2.7 shall be deemed to waive the rights of Buyer not to consummate the transactions contemplated by this Agreement if the conditions to its obligations set forth in Article VIII have not been satisfied. In the event that the Closing proceeds without the sale, assignment, transfer, conveyance or delivery of any such asset, then following the Closing, the parties shall use their commercially reasonable efforts, and cooperate with each other, to obtain promptly such Consents. Pending such Consent, the parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide to Buyer the benefits of use of such asset and to Seller the benefits, including any indemnities, that, in each case, it would have obtained had the asset been conveyed to Buyer at Closing. To the extent that Buyer is provided the benefits pursuant to this Section 2.7 of any Assumed Contract, Buyer shall (x) perform for the benefit of the other parties thereto the obligations of Seller or any Affiliate of Seller thereunder and (y) shall satisfy any related liabilities with respect to such Assumed Contract that, but for the lack of Consent to assign such obligations or liabilities to Buyer, would be Assumed Liabilities. Once Consent for the sale, assignment, transfer, conveyance or delivery of any such asset not sold, assigned, transferred, conveyed or delivered at the Closing is obtained, Seller shall assign, transfer, convey and deliver such asset to Buyer at no additional cost to Buyer and Buyer shall assume the obligations incurred by Buyer from and after the date such asset is assigned, transferred, conveyed and delivered to Buyer.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Seller represents and warrants to Buyer as of the date hereof, subject to such exceptions are as specifically disclosed in the Seller’s Disclosure Schedule supplied by Seller to Buyer within ten (10) days after the signing of the Agreement (the “Seller’s Disclosure Schedule”),

which Seller’s Disclosure Schedule shall be deemed to be representations and warranties of Seller as if made herein, as follows:

3.1 Organization and Qualification.

The Seller is a corporation duly organized, validly existing and in good standing in the State of Delaware, with corporate power and authority to own, lease and operate its assets and properties and carry on its business as presently owned or conducted. The Seller is licensed or qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which, because of its business conducted there or the nature of its assets or properties there, it would be required to be so licensed or qualified, except where the failure to be so qualified or in good standing could not reasonably be expected to have a Material Adverse Effect.

3.2 Authority; No Breach.

(a) The Seller has all requisite power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party, and to perform, carry out and consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Operative Documents to which it is a party have been duly authorized and approved by the Board of Directors of Seller and all other necessary corporate action on the part of the Seller, and are in accordance with the Bankruptcy Code and do not require any further authorization or consent of Seller or its stockholders. This Agreement has been duly executed and delivered by the Seller and, subject to the entry of the Bankruptcy Court Order, constitutes the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Each Operative Document to be signed by Seller after the date hereof will constitute, when delivered by the Seller, and subject to the entry of the Bankruptcy Court Order, the legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Neither the execution and delivery of this Agreement or any Operative Document by the Seller nor the consummation of any of the transactions contemplated herein or therein, nor the full performance by the Seller of its obligations hereunder or thereunder do or will:

(i) violate any provision of the certificate of incorporation or by-laws of the Seller;

(ii) conflict with or result in a breach or default (or an event which, with notice or lapse of time or both, would constitute a breach or default) under, or result in the termination or cancellation of, or accelerate the performance required by any Assumed Contract, or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) upon any Purchased Asset.

(iii) conflict with, violate, result in a breach of or constitute a default under any writ, injunction, statute, law, ordinance, rule, regulation, judgment, award, Permit, decree, order, or process of any Governmental and Regulatory Authority to which the Seller or any Purchased Assets are subject, other than such conflicts, violations, breaches or defaults which could not reasonably be expected to have a Material Adverse Effect; or

(iv) require the Seller to obtain any Consent, except to the extent that the failure to obtain such Consent would not have a Material Adverse Effect.

3.3 Assets.

(a) The Seller or its Affiliates have good and freely transferable title to the Purchased Equipment, free and clear of all Encumbrances, other than Permitted Encumbrances. Upon delivery to Buyer on the Closing Date of the instruments of transfer contemplated by this Agreement, Seller will thereby transfer to Buyer title to the Purchased Assets free and clear of all Encumbrances other than Permitted Encumbrances.

(b) Seller does not lease or own any real property used exclusively in connection with the Business.

(c) The Purchased Assets, together with the Retained Patents to be licensed to Buyer pursuant to the Intellectual Property License Agreement, and the assignable rights under the Manufacturing and Supply Agreement and the Transition Services Agreement between Seller and Smith & Nephew dated November 22, 2002 constitute all of the assets that are necessary for the conduct of the Business through December 31, 2003.

3.4 Intellectual Property.

(a) Schedule 3.4(a) of Seller’s Disclosure Schedule contains a list of all Copyrights, Patents, Trademarks and Domain Names owned or used by Seller or any of its Affiliates that are related to, or used or held for use in the conduct of the Business as it has been conducted. Correct and complete copies of (i) registrations for all registered Copyrights, Patents, Trademarks and Domain Names identified in Schedule 3.4(a) of Seller’s Disclosure Schedule as being owned by Seller or its Affiliates; and (ii) all pending applications to register unregistered Copyrights, Patents or Trademarks identified in Schedule 3.4(a) of Seller’s Disclosure Schedule as being owned by Seller or its Affiliates (together with any subsequent filings relating to the pending applications) have heretofore been made available to Buyer by Seller.

(b) Except as disclosed in Schedule 3.4(b) of Seller’s Disclosure Schedule, all Copyrights, Patents, Trademarks and Domain Names are valid and in force, and all pending applications for any Copyrights, Patents, Trademarks and Domain Names so identified are in good standing.

(c) The Seller is the exclusive owner of all right, title and interest in and to each of the following that are related to, or used or held for use in, the Business as currently conducted:

(i) the Method Patent;

(ii) the Retained Patents;

(iii) the trademarks, service marks and tradenames set forth in Schedule 3.4(c)(iii) of the Seller’s Disclosure Schedule (collectively “Marks”) and any registrations of and/or applications to register any one or more of the Marks in federal, state or foreign jurisdictions; and

(iv) the other Transferred Intellectual Property.

(d) Neither Seller nor any of its Affiliates has received any written notice from any Person, or has Knowledge, (i) that the operation of the Business as currently conducted infringes or misappropriates the intellectual property rights of any third party, or (ii) that any third party has infringed or misappropriated or is infringing or misappropriating any of the Transferred Intellectual Property or the Retained Patents, except where such infringement or misappropriation could not reasonably be expected to have a Material Adverse Effect.

(e) Except as disclosed in Schedule 3.4(e) of Seller’s Disclosure Schedule, all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any material protected by Copyrights, Patents or Trade Secrets that are related to, or used or held for use in, the Business as it is has been conducted by Seller (or its Affiliates, as the case may be) either: (i) is a party to a “work-for-hire” agreement under which Seller (or its Affiliates, as the case may be) is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of Seller (or its Affiliates, as the case may be) of all right, title and interest in such material.

3.5 Contracts and Commitments.

(a) Each of the Assumed Contracts is in effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of Seller or an Affiliate of Seller; except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and Seller or its Affiliate has performed all of its required material obligations under, and is not in material violation or breach of or default under, any such Assumed Contract. To the Knowledge of Seller, the other parties to the Assumed Contracts are not in material violation or breach of or default under any such Assumed Contract. Neither Seller nor any of its Affiliates is currently renegotiating any of the Assumed Contracts or paying liquidated damages in lieu of performance thereunder.

(b) Seller has listed all of the Assumed Contracts in Schedule 3.5(b) of the Seller’s Disclosure Schedule and made available to Buyer complete and correct copies of all such Assumed Contracts.

(c) Except as set forth in Schedule 3.5(c) of Seller’s Disclosure Schedule and except for Contracts that are not Assumed Contracts, and assuming that all defaults with respect to the Assumed Contracts to be assumed by Buyer hereunder are cured on or prior to the Closing Date, to the Knowledge of Seller, the Assumed Contracts may be transferred to Buyer pursuant to this Agreement and will continue in full force and effect upon such transfer, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder and, except for the Bankruptcy Court Order and the obtaining of any Consents set forth in Schedule 3.5(c) of Seller’s Disclosure Schedule, without the Consent, approval or act of, or the making of any filing with, any other party.

3.6 Inventory.

All items of the Inventory are of a quality and quantity usable in the ordinary and usual course of the Business as currently conducted, and do not consist of obsolete or damaged materials. Schedule 3.6 of the Seller’s Disclosure Schedule sets forth the Inventory as of December 31, 2002. Since December 31, 2002, the Inventory has been purchased and sold by Seller or its Affiliates in the ordinary course of business, consistent with past practice.

3.7 Equipment.

(a) Schedule 3.7(a) of the Seller’s Disclosure Schedule identifies all equipment, machinery, tooling, appliances, software and other material personal property used or held for use in or exclusively relating to the Business (“Purchased Equipment”).

(b) Schedule 3.7(b) of the Seller’s Disclosure Schedule identifies the equipment, machinery, tooling, appliances, computers and software and other material personal property to be used or held for use in or to exclusively relate to the Business, which Seller has on order with or manufactured by third Persons but does not yet own or otherwise have physical possession.

3.8 Litigation and Regulatory Action.

(a) There are no claims, actions, suits, inquiries, proceedings or investigations of any kind or nature whatsoever, by or before any court or Governmental and Regulatory Authority or other regulatory or administrative agency or commission or tribunal pending or, to the Knowledge of the Seller, threatened against the Seller with respect to the Business or the Purchased Assets, or which questions or challenges the validity of this Agreement or any action taken or to be taken by the Seller pursuant to this Agreement or in connection with the transactions contemplated hereby; and, to the Knowledge of the Seller, there is no valid basis for any such claim, action, suit, inquiry, proceeding or investigation.

(b) Neither Seller nor any of its Affiliates is in receipt of written notice of any adverse inspection, finding of deficiency, finding of non-compliance, compelled or voluntary recall, investigation, penalty, fine, sanction, assessment, request for corrective or remedial action or other compliance or enforcement action, in each case relating to the Business or the Products, by any Governmental and Regulatory Authority.

3.9 Employees.

Schedule 3.9 of the Seller’s Disclosure Schedule identifies current employees of Seller and employees employed by Seller in the six months prior to the date hereof, who, in each case, have particular knowledge, know-how and skills materially useful to the Business; provided, however that Schedule 3.9 does not include the names of former employees of Seller who are now currently employed by Smith & Nephew.

3.10 Conduct of Business.

Since January 1, 2002, Seller and its Affiliates have operated the Business substantially in compliance with all applicable laws, except where failure to so comply could not reasonably be expected to result in a Material Adverse Effect, and neither Seller nor any of its Affiliates has received any written notice alleging any violation of such laws, except for violations which could not reasonably be expected to result in a Material Adverse Effect on Seller.

3.11 Finders.

The Seller has not taken any action that, directly or indirectly, would obligate Buyer to anyone acting as broker, finder, financial advisor for Seller or in any similar capacity in connection with this Agreement or any of the transactions contemplated hereby.

3.12 Absence of Certain Changes or Events.

Since January 1, 2002, except for the filing of the Bankruptcy Proceeding and related events and as disclosed in Schedule 3.12, the Business has been conducted only in the ordinary and usual course, consistent with past practice. Without limiting the generality of the foregoing and except for the filing of the Bankruptcy Proceeding and related events and as disclosed in Schedule 3.12, since January 1, 2002, the Business has not suffered any Material Adverse Effect.

3.13 Labor Matters.

There is no union or collective bargaining agreement which is binding on the Seller with respect to the Business.

3.14 No Other Warranties.

EXCEPT AS SET FORTH IN THIS ARTICLE III, SELLER IS SELLING THE PURCHASED ASSETS HEREUNDER ON AN “AS IS” BASIS WITHOUT REPRESENTATION OR WARRANTY AS TO THE PURCHASED ASSETS OR THE BUSINESS, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR INFRINGEMENT OF THIRD PARTY RIGHTS, AND ALL SUCH WARRANTIES ARE EXPRESSLY DISCLAIMED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof, subject to such exceptions as are specifically disclosed in the Buyer’s Disclosure Schedule supplied by Buyer to Seller within ten (10) days after the signing of the Agreement (the “Buyer’s Disclosure Schedule”), which Buyer’s Disclosure Schedule shall be deemed to be representations and warranties of Buyer as if made herein, as follows:

4.1 Organization and Qualification.

The Buyer is a corporation duly organized, validly existing and in good standing in the State of Delaware, with corporate power and authority to own, lease and operate its assets and properties and carry on its business as presently owned or conducted. The Buyer is licensed or qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which, because of its business conducted there or the nature of its assets or properties there, it would be required to be so licensed or qualified, except where the failure to be so qualified or in good standing could not reasonably be expected to have a Material Adverse Effect on Buyer.

4.2 Authority; No Breach.

(a) The Buyer has all requisite power and authority to execute and deliver this Agreement, the Promissory Note and the Operative Documents to which it is a party, and to perform, carry out and consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement, the Promissory Note and the Operative Documents to which it is a party have been duly authorized and approved by the Board of Directors of Buyer and no other action, authorization or consent is required on the part of the Buyer or its stockholders. This Agreement, the Promissory Note and all other Operative Documents to which Buyer is a party have been duly executed and delivered, or on or prior to Closing will be executed and delivered by the Buyer and constitutes, or upon delivery will constitute, the legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Neither the execution and delivery of this Agreement, the Promissory Note or any Operative Document by the Buyer nor the consummation of any of the transactions contemplated herein or therein, nor the full performance by the Buyer of its obligations hereunder or thereunder do or will:

(i) violate any provision of the certificate of incorporation or by-laws of the Buyer;

(ii) conflict with or result in a breach or default (or an event which, with notice or lapse of time or both, would constitute a breach or default) under, or result in the termination or cancellation of, or accelerate the performance required by, or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) upon any Contract to which Buyer is a party or by which Buyer or any of its assets is bound, other than such conflicts, breaches or defaults as could not reasonably be expected to have a Material Adverse Effect on Buyer;

(iii) conflict with, violate, result in a breach of or constitute a default under any writ, injunction, statute, law, ordinance, rule, regulation, judgment, award, Permit, decree, order, or process of any Governmental and Regulatory Authority to which the Buyer or any of its assets are subject, other than such conflicts, violations, breaches or defaults which could not reasonably be expected to have a Material Adverse Effect on Buyer; or

(iv) require the Buyer to obtain any Consent, except to the extent that the failure to obtain such Consent would not have a Material Adverse Effect on Buyer.

4.3 Litigation.

There are no claims, actions, suits, inquiries, proceedings or investigations of any kind or nature whatsoever, by or before any court or Governmental and Regulatory Authority or other regulatory or administrative agency or commission or tribunal pending or, to the Knowledge of the Buyer, threatened against the Buyer which questions or challenges the validity of this Agreement or any action taken or to be taken by the Buyer pursuant to this Agreement or in connection with the transactions contemplated hereby; and, to the Knowledge of the Buyer, there is no valid basis for any such claim, action, suit, inquiry, proceeding or investigation.

4.4 Financing.

The Buyer will have funds sufficient to pay the Cash Payment on the Closing Date.

4.5 Equity Securities.

The Equity Securities if and when issued to Seller upon conversion or exchange of the Promissory Note will be duly and validly issued, fully-paid and nonassessable and there will be no prohibition on Buyer’s ability to issue the Equity Securities. The Equity Securities will have the same rights, privileges and preferences as each other holder of the same class of Equity Securities held by Seller other than such additional rights that are granted to Seller under the terms of the Promissory Note and certain transfer restrictions as referred to in the Promissory Note.

4.6 Finders.

The Buyer has not taken any action that, directly or indirectly, would obligate Seller to anyone acting as broker, finder, financial advisor for Buyer or in any similar capacity in connection with this Agreement or any of the transactions contemplated hereby.

ARTICLE V

COVENANTS

5.1 Filings and Authorizations.

Each of the Seller and the Buyer, as promptly as practicable, (a) shall make, or cause to be made, all such filings and submissions under laws, rules and regulations applicable to it as may be required to consummate the transactions contemplated herein, in accordance with the terms of this Agreement, (b) shall use all commercially reasonable efforts to obtain, or cause to be obtained, all authorizations, approvals, Consents and waivers from all Governmental and Regulatory Authorities and other Persons necessary to be obtained by it, in order to consummate the transactions contemplated herein, and (c) shall use all commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfill its obligations hereunder. The Seller and the Buyer shall coordinate and cooperate with one another in exchanging such information and supplying such reasonable assistance as may be reasonably requested by each in connection with the foregoing.

5.2 Further Assurances; Cooperation.

The parties hereto shall from time to time after the Closing Date execute and deliver such additional instruments and documents, as any party hereto may reasonably request to consummate the transfers and other transactions contemplated hereby. Without limiting the generality of the foregoing, Seller further agrees that it shall, at Buyer’s request at any time on or after the Closing for as long as Seller is an operating entity, and without further or other compensation other than the Purchase Price, execute any papers necessary for obtaining, maintaining, defending or perfecting the Transferred Intellectual Property, including the Method Patent and the Marks, whether during the prosecution of patent, copyright or trademark applications thereon or during the conduct of any interference, litigation, or any other controversy involving the Transferred Intellectual Property, including the Method Patent and the Marks, and to take such other steps as may be reasonably requested by Buyer (at Buyer’s expense) to protect said Transferred Intellectual Property, including the Method Patent and the Marks, and vest in Buyer, its successor or assigns all Seller’s rights, title and interest in and to the Transferred Intellectual Property, including the Method Patent and the Marks.

5.3 Access.

(a) Upon the request of Seller, Buyer shall at all times following the Closing, to the extent permitted by applicable law, grant to Seller and its Representatives the right, during normal business hours, to inspect and copy the books and records and other documents in Buyer’s possession to the extent pertaining to the operation of the Business prior to the Closing Date; provided that Seller shall reimburse Buyer promptly for its reasonable and necessary out-of-pocket expenses incurred by Buyer in complying with such request

(b) Upon the request of Buyer, the Seller shall at all times following the Closing, to the extent permitted by Law, grant to Buyer and its Representatives the right, during normal business hours, to inspect and copy the books and records and other documents in Seller’s possession relating to the Business prior to the Closing Date which have not been transferred to

Buyer on or after the Closing Date to the extent reasonably necessary for Buyer’s operation of the Business after the Closing; provided that Buyer shall reimburse Seller promptly for its reasonable and necessary out-of-pocket expenses incurred by Seller in complying with such request.

5.4 Regulatory Matters.

From and after the Closing, Buyer, at its cost, shall be solely responsible and liable for taking all actions, paying all fees and conducting all communication with the appropriate Governmental and Regulatory Authority required by law.

5.5 Non-Competition and Non-Solicitation.

In furtherance of the sale of the Purchased Assets and the Business to Buyer hereunder by virtue of the transactions contemplated hereby and more effectively to protect the value and goodwill of the Purchased Assets and the Business so sold, Seller agrees that, without the prior written consent of Buyer, for a period of one (1) year from the Closing Date, Seller nor any of its Affiliates shall:

(a) directly or indirectly own, manage, control, participate in, or otherwise carry on any business competitive with the Business;

(b) hire, attempt to hire, contact or solicit with respect to hiring, any employee of Buyer; provided, however, that this Section 5.5(b) shall not be applicable to, nor prohibit, general solicitations of employment not specifically targeted at employees of the Buyer; or

(c) induce or otherwise counsel, advise or encourage (i) any employee of Buyer to leave the employment of Buyer or (ii) any customer, supplier, or Representative of Buyer to terminate or modify its relationship with Buyer as it relates to the Business.

5.6 Termination or Rejection of Contracts.

Seller shall terminate or reject the agreements set forth on Schedule 5.6 to be provided by Buyer to Seller.

5.7 Nouricel Supply Matters.

(a) Upon Buyer’s request, and without any additional consideration from Buyer, Seller shall use its commercially reasonable efforts to assign to Buyer the Seller’s rights with respect to the Product under the S&N/ATS Supply Agreement (and excluding rights and obligations with respect to collagen).

(b) Between the date of this Agreement and the Closing, Seller shall, without any additional consideration from Buyer, other than payment of purchase price for Product under the S&N/ATS Supply Agreement, take direction from Buyer as to reasonable quantities of Product to be ordered under the S&N/ATS Supply Agreement and provide to Buyer the benefits of Seller’s receipt of supply of Product thereunder.

ARTICLE VI

CONFIDENTIALITY

6.1 Confidential Information.

(a) In addition to the restrictions contained in Section 6.2 below, after the Closing, no party (a “Disclosing Party”) shall, without the prior written consent of the other Party (the “Non-disclosing Party”), disclose to any Person Confidential Information (as defined below) of the Non-disclosing Party, except to a Disclosing Party’s employees or Representatives who need to know such information for any reason contemplated by this Agreement (and then only to the extent that such Persons are under an obligation to maintain the confidentiality of the Confidential Information), or use any Confidential Information of the Non-disclosing Party for any reason other than contemplated by this Agreement unless (i) such Disclosing Party has used its commercially reasonable efforts to consult with the Non-disclosing Party and obtain the Non-disclosing Party’s prior written consent in a timely manner, and (ii) the Disclosing Party has been advised by counsel that disclosure is required to be made under applicable law, or the requirements of a national securities exchange or another similar trading or regulatory body, or the requirements of applicable Bankruptcy Court procedure. In the event that the Disclosing Party is requested or required by documents subpoena, civil investigative demand, interrogatories, requests for information, or other similar process to disclose any Confidential Information, the Disclosing Party shall provide the Non-disclosing Party with prompt written notice of such request or demands or other similar process so that the Non-disclosing Party may seek an appropriate protective order.

(b) The term “Confidential Information” as used in this Section 6.1 means (i) as to Buyer, all confidential information relating to the Business, the Purchased Assets and the Assumed Liabilities, and (ii) as to Seller, all confidential information relating to the ATS Business as well as the Business, the Purchased Assets and the Assumed Liabilities, in each of (i) and (ii) whether disclosed prior to or after the date hereof. The term “Confidential Information” does not include information which (x) becomes generally available to the public other than as a result of disclosure by the Disclosing Party, (y) becomes available to the Disclosing Party on a non-confidential basis from a source other than the Non-disclosing Party, provided that such source is not bound by a confidentiality agreement with the Non-disclosing Party, or (z) is already properly known to the Disclosing Party prior to receipt from the Non-disclosing Party, as shown by prior written records.

6.2 Public Announcements.

Neither Seller nor Buyer shall issue any press release or make any public announcement with respect to this Agreement and the transactions contemplated hereby without obtaining the prior written consent of the other party, except as may be required by applicable law upon the advice of counsel and only if the disclosing party provides the non-disclosing party with an opportunity to first review the release or other public announcement.

ARTICLE VII

ACTIONS PRIOR TO THE CLOSING DATE

7.1 Investigation of the Business by Buyer.

Seller shall afford the officers, employees and authorized Representatives of Buyer access during normal business hours to the offices, properties, employees and business and financial records of Seller and its Affiliates with respect to the Purchased Assets to the extent is reasonably necessary to enable Buyer to (i) verify the accuracy of Seller’s representations and warranties contained in this Agreement, (ii) verify that the covenants of Seller contained in this Agreement have been complied with, (iii) determine whether the conditions set forth in Article VIII have been satisfied and (iv) verify the information contained in and the accuracy of the Seller’s Disclosure Schedule.

7.2 Preserve Accuracy of Representations and Warranties.

Each of the parties hereto shall use their commercially reasonable efforts to refrain from taking any action that would render any representation or warranty contained in Article III of this Agreement as to Seller and Article IV of this Agreement as to Buyer inaccurate as of the Closing Date or which would require an amendment to the Seller’s Disclosure Schedule or Buyer’s Disclosure Schedule had it been delivered as of the date of this Agreement. Each party shall promptly notify the other of any action, suit or proceeding that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement.

7.3 Consents of Third Parties; No Seller Defaults, Governmental Approvals.

(a) Seller will use commercially reasonable efforts to secure, before the Closing Date, the Consent, in form and substance reasonably satisfactory to Buyer, from any party to any Assumed Contract or from any licensor of any Transferred Intellectual Property required to be obtained to assign or transfer any such Assumed Contract or Transferred Intellectual Property to Buyer or to otherwise satisfy the conditions set forth in Section 8.1(e), in each case as necessary to the extent such Consents are not provided for or satisfied by the Bankruptcy Court Order; provided that neither Seller nor Buyer shall have any obligation to offer or pay any consideration in order to obtain any such Consents except for such amounts as Seller shall be obligated to pay as condition to any such assumption and assignment (including cure amounts) pursuant to Section 365(b) of the Bankruptcy Code; and provided further, that Seller shall not make any agreement or understanding affecting the Purchased Assets or the Business (excluding the Excluded Assets and Excluded Liabilities) as a condition for obtaining any such Consents except with the prior written consent of Buyer. During the period prior to the Closing Date, Buyer shall act diligently and reasonably to cooperate with Seller to obtain the Consents contemplated by this Section 7.3(a).

(b) During the period prior to the Closing Date, Seller and Buyer shall each use commercially reasonable efforts, to secure any Consents of any Governmental and Regulatory Authority required to be obtained in order to assign or transfer any Permits to Buyer, to permit the consummation of the transactions contemplated by this Agreement, or to otherwise satisfy the conditions set forth in Section 8.1(e), in each case as necessary to the extent such Consents are not provided for or satisfied by the Bankruptcy Court Order; provided that Seller shall not make any agreement or understanding affecting the Purchased Assets or the Business (excluding the Excluded Assets and Excluded Liabilities) as a condition for obtaining any such Consents except with the prior written consent of Buyer.

(c) As Buyer may reasonably request, Seller shall use commercially reasonable efforts to obtain and deliver to Buyer written assurances from lessors and other parties to the Assumed Contracts or Permits verifying the existence of such Assumed Contracts or Permits

7.4 Notification of Certain Matters.

During the period beginning on the date of this Agreement and ending on the Closing Date or the earlier termination of this Agreement, Seller will promptly advise Buyer in writing of (i) any Material Adverse Effect, (ii) any written notice or, to the Knowledge of Seller, other communication from any third Person alleging that the Consent of such third Person is or may be required in connection with the transactions contemplated by this Agreement, or (iii) to the Knowledge of Seller, any default under any Assumed Contract or event that, with notice or lapse of time or both, would become such a default on or prior to the Closing Date. During such period, Buyer will promptly advise Seller in writing of any written notice or, to the knowledge of Buyer, other communication from any third Person alleging that the Consent of such third Person is or may be required in connection with the transactions contemplated by this Agreement.

7.5 New Contracts and Other Assets. Without limiting Seller’s obligation to comply with Section 7.6, Seller shall promptly furnish to Buyer copies of all Contracts for or relating to the Business that are entered into on or after the date hereof, and Seller shall promptly furnish to Buyer a description of all other assets for or relating to the Business in which any Seller or any of its Affiliates acquires an interest on or after the date hereof, and Seller shall appropriately supplement Seller’s Disclosure Schedule to include such new Contracts and other assets, unless prior to the Closing Buyer in its sole discretion indicates otherwise.

7.6 Operations Prior to the Closing Date.

Seller shall, and shall its Affiliates to, operate and carry on the Business (excluding the Excluded Assets and Excluded Liabilities) only in the ordinary course consistent with past practice. Consistent with the foregoing and to the extent permitted or required by the Bankruptcy Proceedings, Seller shall, and shall its Affiliates to, use its commercially reasonable efforts to continue operating the Business (excluding the Excluded Assets and Excluded Liabilities) as a going concern, and to preserve the goodwill of the manufacturers, suppliers, contractors, licensors, employees, customers, distributors and others having business relations with the Business (excluding the Excluded Assets and Excluded Liabilities).

7.7 Insurance.

Until the Closing, Seller shall maintain or cause to be maintained in force insurance policies against risk and liabilities to the extent and in the matter heretofore maintained by Seller with respect to the Purchased Assets.

7.8 Bankruptcy Court Approvals.

Seller shall as soon as practicable use its commercially reasonable efforts to obtain an order of the Bankruptcy Court approving the Bidding Procedures. Seller shall use its commercially reasonable efforts to obtain Bankruptcy Court approval, in the form of the Bankruptcy Court Order, of the transactions contemplated herein. Buyer shall assist Seller as reasonably necessary to support the activities contemplated under this Section 7.8.

7.9 Delivery of Disclosure Schedule.

The parties have agreed to execute and deliver this Agreement prior to completion and delivery of the Seller’s Disclosure Schedule to Buyer and the Buyer’s Disclosure Schedule to Seller. Both Buyer and Seller will use commercially reasonable efforts to prepare and deliver to the other the Seller’s Disclosure Schedule to the Buyer and the Buyer’s Disclosure Schedule to the Seller as promptly as practicable (but in no event later than ten (10) days after the date hereof).

7.10 Certain Intellectual Property Matters.

(a) Buyer and Seller shall use commercially reasonable efforts to negotiate and enter into effective at the Closing, in form and substance reasonably acceptable to each party an Intellectual Property License Agreement between Buyer and Seller (the “Intellectual Property License Agreement”) pursuant to which Seller shall grant to Buyer an exclusive, worldwide, perpetual, royalty-free (and fully paid in connection with the transactions contemplated by this Agreement) and assignable (with the right to sublicense) license with respect to the Retained Patents in the Territory.

(b) At any time after Closing, Buyer agrees that it will, upon Seller’s request, reasonably agree to one or more licenses with respect to the Method Patent on commercially reasonable terms with third Persons who are determined by SkinMedica in its reasonable discretion to be a good strategic partner for certain applications outside the Territory, including cardiovascular, surgical and gastroenterology; provided that (i) Buyer will retain the right and responsibility to maintain the Method Patent and defend the Method Patent against infringement; and (ii) Seller and any applicable third Persons will agree to provide Buyer with all reasonable assistance, information and authority to perform the foregoing at no additional cost to Buyer.

7.11 Termination of Current Agreements; Suspension of Certain Payments.

(a) Each of Buyer and Seller shall execute and deliver at the Closing an agreement, in form and substance reasonably acceptable to each of Buyer and Seller, acknowledging and agreeing that each of the following agreements and all of the parties’ rights and obligations thereunder, are terminated as they related to Buyer and Seller in their entirety effective at Closing: (i) the Development, License and Supply Agreement dated October 5, 2000 by and between Buyer and Seller, as amended (the “DL&S Agreement”); and (ii) Option to Purchase Common Stock of SkinMedica dated October 5, 2000 and granted to Seller (the “Option”). In addition, Seller hereby agrees from and after the date hereof until the termination of this Agreement not to transfer, sell or exercise the Option or any interest therein.

(b) Effective as of the date of this Agreement, all royalty, milestone and other payment obligations of Buyer under the DL&S Agreement shall be suspended and Buyer shall have no obligation to make such payments. Furthermore, any provision in the DL&S Agreement requiring such payments to be made during the period between date of this Agreement and the Closing Date shall be deemed to have been performed during the period of suspension. However, in the event this Agreement is terminated prior to the Closing contemplated hereby, Buyer shall resume its royalty, milestone or other payment obligations under the DL&S Agreement, including making payment for any amounts that were previously suspended. Such payment shall be made within ten (10) days of the termination of this Agreement.

7.12 Taxes.

(a) Seller shall be liable for and shall pay or cause to be paid all Tax liabilities of Seller (whether assessed or unassessed) applicable to the Business and the Purchased Assets attributable to periods (or portions thereof) ending on or prior to the Closing Date. Buyer shall be liable for and shall pay all Taxes (whether assessed or unassessed) applicable to the Business and the Purchased Assets attributable to periods (or portions thereof) beginning on and after the Closing Date. For purposes of this paragraph (a), any period beginning before and ending after the Closing Date shall be treated as two partial periods, one ending on the Closing Date and the other beginning on the day after the Closing Date except that Taxes (such as property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

(b) Notwithstanding Section 7.12(a), any Tax attributable to the sale or transfer of the Purchased Assets and not exempted under the Bankruptcy Court Order or by Section 1146(c) of the Bankruptcy Code (“Transfer Taxes”) shall be borne by Buyer. Seller shall prepare and file all necessary Tax Returns or other documents with respect to all such Transfer Taxes; provided, however, that in the event any such Tax Return requires execution by Buyer, Seller shall prepare and deliver to Buyer a copy of such Tax Return at least ten (10) days before the due date thereof, and Buyer shall promptly execute such Tax Return and deliver it to Seller, which shall cause it to be filed.

(c) Seller or Buyer, as the case may be, shall provide reimbursement for any Tax paid by one party all or a portion of which is the responsibility of the other party in accordance with the terms of this Section 7.12. Within a reasonable time prior to the payment of any said Tax, the party paying such Tax shall give notice to the other party of the Tax payable and the portion which is the liability of each party, although failure to do so will not relieve the other party from its liability hereunder.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions Precedent to Obligations of Buyer.

The obligation of Buyer under this Agreement to consummate the transactions contemplated by this Agreement on the Closing Date shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Buyer:

(a) Representations and Warranties Accurate.

The representations and warranties of the Seller contained in this Agreement which are qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

(b) Performance by the Seller.

The Seller shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by the Seller hereunder on or prior to the Closing Date.

(c) No Legal Prohibition.

No suit, action, investigation, inquiry or other proceeding by any Governmental and Regulatory Authority or other Person shall have been instituted or threatened which arises out of or relates to this Agreement, or the transactions contemplated hereby and no injunction, order, decree or judgment shall have been issued and be in effect or threatened to be issued by any Governmental and Regulatory Authority of competent jurisdiction, and no statute, rule or regulation shall have been enacted or promulgated by any Governmental and Regulatory Authority and be in effect, which in each case restrains or prohibits the consummation of the transactions contemplated hereby.

(d) Certificate.

Buyer shall have received a certificate, dated the Closing Date, signed on behalf of the Seller by an officer of the Seller, to the effect that the conditions set forth in Sections 7.1(a), 7.1(b), 7.1(c), 7.1(e) and 7.1(j) have been satisfied.

(e) Necessary Consents.

Except to the extent not obviated by the Bankruptcy Court Order, Seller shall have received all Consents which are material to the Business.

(f) Bankruptcy Court Order.

The Bankruptcy Court Order shall have been entered and shall be in full force and effect, and all conditions contemplated by the Bankruptcy Court Order to consummate the transactions contemplated hereby shall have been satisfied or waived.

(g) Intellectual Property License Agreement.

Buyer and Seller shall have entered into the Intellectual Property License Agreement in form and substance reasonably acceptable to Buyer.

(h) Manufacturing and Supply Agreement.

Buyer and Seller shall cooperate and use their commercially reasonable efforts to obtain on behalf of Buyer an agreement directly with Smith & Nephew or another third Person pursuant to which Smith & Nephew or such third Person will supply the Product to Buyer after the Closing Date (the “Manufacturing and Supply Agreement”). The Manufacturing and Supply Agreement shall be in form and substance reasonably acceptable to Buyer.

(i) Access to Master Cell Bank.

Buyer and Seller shall cooperate and use their commercially reasonable efforts to obtain on behalf of Buyer an agreement directly with Smith & Nephew pursuant to which Smith & Nephew will provide to Buyer access to the master cell banks in accordance with that certain Transition Services Agreement by and between Seller and Smith & Nephew dated November 22, 2002 and otherwise in a form and substance reasonably acceptable to Buyer.

(j) Termination or Rejection of Certain Agreements.

Seller shall have terminated or will reject the contracts on Schedule 5.6 in a manner reasonably acceptable to Buyer.

(k) No Changes or Destruction of Property.

Between the date hereof and the Closing Date, there shall have been (a) no Material Adverse Effect; (b) no federal or, state legislative or regulatory change affecting the Business (excluding the Excluded Assets and the Excluded Liabilities) or its products or services where such change would constitute a Material Adverse Effect; and (c) no damage to the Purchased Assets by fire, flood, casualty, act of God or public enemy or other cause, regardless of insurance coverage for such damage where such damage would constitute a Material Adverse Effect.

(l) Copies of Manufacturing Records and Know-How.

Seller shall make available to Buyer copies (at Buyer’s expense) of all product development and manufacturing records in Seller’s possession related to the Product.

(m) Due Diligence.

Buyer shall be satisfied in its sole discretion with the due diligence review of the business, legal, intellectual property, regulatory and other investigations undertaken by Buyer and its Representatives with respect to the Purchased Assets, the Business and Seller’s Disclosure Schedule. Provided that the condition set forth in this Section 8.1(m) shall be deemed to have been met if Buyer, within ten (10) business days of the Buyer’s receipt of Seller’s Disclosure Schedule, has not notified the Seller in writing that this condition has not been met.

(n) Instruments of Assignment and other Closing Deliverables.

Seller shall have executed one or more instruments of assignment, a bill of sale and such other customary closing deliverables as Buyer may reasonably request and as deemed necessary by Buyer to evidence the sale, assignment and transfer of the Purchased Assets, including the Transferred Intellectual Property (including, multiple original assignments of intellectual property rights, duly endorsed by both parties and notarized).

8.2 Conditions Precedent to Obligations of the Seller.

The obligations of the Seller under this Agreement to consummate the transactions contemplated by this Agreement on the Closing Date shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Seller:

(a) Representations and Warranties Accurate.

The representations and warranties of Buyer contained in this Agreement which are qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement with the same force and effect as though made on and as of the Closing Date.

(b) Performance by Buyer.

Buyer shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it hereunder on or prior to the Closing Date.

(c) No Legal Prohibition.

No suit, action, investigation, inquiry or other proceeding by any Governmental and Regulatory Authority or other Person shall have been instituted or threatened which arises out of or relates to this Agreement or the transactions contemplated hereby and no injunction, order, decree or judgment shall have been issued and be in effect or threatened to be issued by any

Governmental and Regulatory Authority of competent jurisdiction, and no statute, rule or regulation shall have been enacted or promulgated by any Governmental and Regulatory Authority and be in effect, which in each case restrains or prohibits the consummation of the transactions contemplated hereby.

(d) Certificate.

The Seller shall have received a certificate, dated the Closing Date, signed on behalf of Buyer by an officer of Buyer, to the effect that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c) have been satisfied.

(e) Necessary Consents.

Buyer shall have received all Consents required to consummate the transactions contemplated by this Agreement.

(f) Bankruptcy Court Order.

The Bankruptcy Court Order shall have been entered and shall be in full force and effect, and all conditions contemplated by the Bankruptcy Court Order to consummate the transactions contemplated hereby shall have been satisfied or waived.

ARTICLE IX

TERMINATION

9.1 Termination.

Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

(a) By the mutual consent of Buyer and Seller;

(b) By Buyer if the Bankruptcy Court Order has not been entered by the Bankruptcy Court within seventy-five (75) days after the date hereof.

(c) By Buyer if the Closing shall not have occurred within ninety (90) days after the date hereof, provided that the failure of the Bankruptcy Court Order to be entered by such date shall not have been caused by, or result from, actions by Buyer;

(d) By Buyer in the event of any material breach by Seller of any representations or warranties contained herein and the failure of Seller to cure such breach within ten (10) days after receipt of written notice from Buyer requesting such breach to be cured;

(e) By Seller in the event of any material breach by Buyer of any representations or warranties contained herein and the failure of Buyer to cure such breach within ten (10) days after receipt of written notice from Seller requesting such breach to be cured;

(f) By Buyer if the form of the Intellectual Property License Agreement have not been agreed upon by the parties within thirty (30) days after the date hereof, or such other date as the Bankruptcy Court shall determine;

(g) By Buyer if Buyer shall not be reasonably satisfied with its business, legal, intellectual property and regulatory due diligence review of the Purchased Assets and the Business but no later than the date overbids are due under the sales procedures;

(h) Automatically if Seller selects a Person other than Buyer as the “Successful Bidder” pursuant to the Sale Procedures Order.

9.2 Effect of Termination.

(a) In the event that this Agreement shall be terminated pursuant to this Article IX, (i) all further obligations of the parties under this Agreement shall be terminated without further liability of any party to the other, provided that nothing herein shall relieve any party from liability for its willful breach of this Agreement and provided further that the provisions of Section 6.1 shall survive for three (3) years from the date of termination, and (ii) all agreements between or among Buyer and Seller, including, without limitation, the DL&S Agreement, but excluding this Agreement, shall remain in full force and effect, and nothing herein is intended or shall be deemed to waive, suspend or terminate any rights, remedies or obligations of the parties under such agreements.

(b) Notwithstanding Section 9.2(a), in the event this Agreement is terminated pursuant to Section 9.1(h) and subject to court approval of the Sales Procedures Order, Seller shall pay to Buyer, as Buyer’s sole and exclusive remedy for such termination, the fee of $210,000 specified under the bidding procedures (the “Break-up Fee”) as consideration of Buyer’s entering in this Agreement, and in recognition of the benefits that it provides Seller in seeking to sell the Business for the highest and best offer at the Auction. Subject to the approval of the Bankruptcy Court, if Bankruptcy Court approval is required, all amounts to be paid to Buyer pursuant to this Agreement shall constitute an allowed administrative expense claim with priority over any and all administrative expenses of the kind specified in Sections 503, 507 and 1114 of the Bankruptcy Code, and shall be, at Buyer’s option and except as otherwise permitted by this Agreement, (i) immediately payable if and when any such obligation of Seller arises under this Agreement or the Sale Procedures Order, or (ii) credited against any amounts owed by Buyer to Seller pursuant to this Agreement.

ARTICLE X

INDEMNIFICATION

10.1 Survival of Representations and Warranties.

All representations and warranties contained in this Agreement shall terminate upon the Closing and each of the covenants and agreements contained in this Agreement which contemplate performance after the Closing Date shall survive the consummation of the transactions contemplated by this Agreement.

ARTICLE XI

MISCELLANEOUS

11.1 Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

11.2 Amendment. This Agreement may not be modified, amended, altered or supplemented except by a written agreement executed by Buyer and the Seller.

11.3 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto and the instruments and other documents delivered pursuant to this Agreement, contain the entire agreement of the parties relating to the subject matter hereof, and supersede all prior agreements, understandings, representations, warranties and covenants of any kind between the parties relating to such subject matter.

11.4 Waivers. Waiver by any party of any breach of or failure to comply with any provision of this Agreement by the other party shall not be construed as, or constitute, a continuing waiver of such provision, or a waiver of any other breach of, or failure to comply with, any other provision of this Agreement. No waiver of any such breach or failure or of any term or condition of this Agreement shall be effective unless in a written notice signed by the waiving party and delivered, in the manner required for notices generally, to each affected party.

11.5 Notices. All notices and other communications hereunder shall be validly given or made if in writing, (i) when delivered personally (by courier service or otherwise), (ii) when sent by facsimile with answer back confirmation, (iii) when actually received if mailed by first-class certified or registered United States mail, postage-prepaid and return receipt requested or (iii) two (2) days after mailing when delivered by recognized overnight courier, postage-prepaid, and all legal process with regard hereto shall be validly served when served in accordance with applicable law, in each case to the address of the party to receive such notice or other communication set forth below, or at such other address as any party hereto may from time to time advise the other parties pursuant to this Subsection:

If to Buyer:

SkinMedica, Inc.

5909 Sea Lion Place, Suite H

Carlsbad, CA 92008

Attn: Chief Executive Officer

Fax: (760) 268-0981

with a copy to:

Latham & Watkins

12636 High Bluff Drive, Suite 300

San Diego, CA 92130

Attn: Scott N. Wolfe, Esq.

Fax: (858) 523-5450

If to the Seller:

Advanced Tissue Sciences, Inc.

10520 Wateridge Circle

San Diego, CA 92121

Attn: Corporate Counsel

Fax: (858) 452-6841

with a copy to:

Craig H. Millet, Esq.

Gibson, Dunn & Crutcher, LLP

4 Park Plaza, Suite 1800

Irvine, CA 92614

Fax: (949) 475-4651

and a copy to:

Faye H. Russell, Esq.

Clifford Chance US LLP

3811 Valley Centre Drive, Suite 200

San Diego, CA 92130

Fax: (858) 720-3501

11.6 Counterparts. This Agreement may be executed in two (2) or more counterparts and by facsimile, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

11.7 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California (i.e., without regard to its conflicts of law rules).

11.8 Binding Effect; Third Party Beneficiaries; Assignment. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, Seller and Buyer and their respective legal Representatives, successors and permitted assigns. Except as expressly set forth herein, nothing expressed or referred to in this Agreement is intended or shall by construed to give any Person other than the parties to this Agreement, or their respective legal Representatives, successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. Neither party may assign this Agreement nor any of its rights hereunder, other than any right to payment of a liquidated sum, nor delegate any of its obligations hereunder, without the prior written consent of the other (not to be unreasonably withheld).

11.9 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and any such provision, to the extent invalid or unenforceable, shall be replaced by a valid and enforceable provision which comes closest to the intention of the parties underlying such invalid or unenforceable provision, provided that this Agreement, as amended, does not materially alter the rights and obligations of the parties.

11.10 Headings. The headings contained in this Agreement are for reference purposes only and shall not modify define, limit, expand or otherwise affect in any way the meaning or interpretation of this Agreement.

11.11 No Agency. No party hereto shall be deemed hereunder to be an agent of, or partner or joint venturer with, any other party hereto.

11.12 Interpretation. In this Agreement, unless a contrary intention appears, (i) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and to any certificates delivered pursuant hereto; and (ii) reference to any Article or Section means such Article or Section hereof.

11.13 Schedules, Exhibits and Other Agreements. The Exhibits, Schedules, other agreements, certificates and notices specifically referred to herein, and delivered pursuant hereto, are an integral part of this Agreement. Any disclosure that is made in any of the Exhibits, Schedules or certificates delivered pursuant to this Agreement shall be deemed responsive to any other applicable disclosure obligation hereunder.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Buyer:
SkinMedica, Inc.

By:	/s/ Rex Bright
Name:	Rex Bright
Title:	President and Chief Executive Officer

Seller:
Advanced Tissue Sciences, Inc.

By:	/s/ Mark J. Gergen
Name:	Mark J. Gergen
Title:	Chief Restructuring Officer